Exhibit 99.1

OKYO Pharma to Ring the Opening Bell at Nasdaq

London and New York, NY, December 19, 2025. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company which is developing urcosimod to treat neuropathic corneal pain (NCP), an ocular condition associated with chronic and often severe nerve-related pain but without an FDA-approved therapy, announced that Executive Chairman and Founder, Gabriele Cerrone and the OKYO management team will ring the Opening Bell at the Nasdaq MarketSite in Times Square, New York today.

The ceremony will be held from 9:15 AM to 9:30 AM ET, and celebrates OKYO’s ongoing advancements in innovative treatments, including its lead candidate urcosimod, a lipid-conjugated chemerin peptide agonist targeting the ChemR23 G-protein-coupled receptor. The company’s novel approach aims to address a significant unmet need in neuropathic corneal pain (NCP) where there are no FDA-approved therapies currently available.

“This is a proud moment for OKYO Pharma and a testament to the hard work and dedication of our exceptional team who are working to improve patient outcomes,” said Gabriele Cerrone, Executive Chairman and Founder of OKYO Pharma. “Ringing the Nasdaq Opening Bell is a powerful celebration of our unwavering commitment to transforming patient outcomes through groundbreaking therapies for ocular pain. We are excited about the future as we advance our clinical programs and deliver on our mission to address unmet medical needs.”

OKYO Pharma continues to progress its pipeline, with recent achievements including positive Phase 2 results for urcosimod in neuropathic corneal pain, demonstrating favourable corneal nerve outcomes and pain reduction.

The Opening Bell ceremony will be broadcast live at 9:30 a.m. ET and live streamed to Nasdaq’s official channels.

To view the live broadcast, visit: https://www.nasdaq.com/marketsite/bell-ringing-ceremony

About Neuropathic Corneal Pain (NCP)

NCP is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but is thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated, with limited success by various topical and systemic treatments in an off-label fashion. There is presently no FDA-approved drug to treat NCP.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in a mouse model of dry eye disease and in a corneal neuropathic pain mouse model, respectively. Urcosimod showed clear statistical significance in multiple endpoints in an earlier 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and OKYO recently announced positive data on NCP pain reduction in a randomized, placebo-controlled, double-masked Phase 2 trial involving 18 neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and is currently planning a second larger, multicenter trial of urcosimod in NCP patients that is planned to start in Q1 2026.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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